Exhibit (a)(5)(D)

NEWS RELEASE

CONTACT:

Dan Lombardo

Vice President of Investor Relations

630-570-0605

dan.lombardo@inventrustproperties.com

InvenTrust Properties Corp. Announces Final Results of “Dutch Auction” Tender Offer

DOWNERS GROVE, III – November 12, 2021 – InvenTrust Properties Corp. (“InvenTrust” or the “Company”) (NYSE: IVT) today announced the final results of its modified “Dutch Auction” self-tender offer (the “Offer”) to purchase for cash up to $100 million in value of shares of the Company’s common stock, which expired at 12:00 midnight, New York City time, at the end of the day on November 8, 2021.

Based on the final count by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), 9,214,944 shares of common stock were validly tendered at the final purchase price of $25.00 per share and not properly withdrawn.

In accordance with the terms and conditions of the Offer, and based on the final count by the Depositary, the Company has accepted for purchase 4,000,000 shares of common stock at a purchase price of $25.00 per share, for an aggregate cost of $100 million, excluding fees and expenses relating to the Offer. The number of shares that the Company has accepted for purchase in the Offer represents approximately 5.6% of the total number of shares of common stock outstanding as of November 8, 2021. The Company had approximately 67.3 million shares of common stock outstanding following payment for the shares of common stock purchased in the Offer.

Due to the oversubscription of the Offer, based on the final count described above, the Company accepted for purchase on a pro rata basis approximately 42% of the shares of common stock properly tendered and not properly withdrawn at the purchase price of $25.00 per share (other than “odd lot” holders, whose shares of common stock were purchased on a priority basis).

Payment for the shares of common stock accepted for purchase under the Offer occurred on November 12, 2021. Shares of common stock tendered and not accepted for purchase will be returned promptly to stockholders. The Depositary will issue payment for the shares of common stock validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

BofA Securities, Wells Fargo Securities, LLC, Eastdil Secured LLC, Green Street Advisors, LLC and Latham & Watkins LLP acted as advisors to management and the Board of Directors of the Company for the Company’s listing on the New York Stock Exchange on October 12, 2021. Georgeson LLC acted as Information Agent for the Offer with BofA Securities and Wells Fargo Securities, LLC acting as Dealer Managers for the Offer.

Stockholders who have questions or would like additional information about the Offer may contact the information agent for the Offer, Georgeson LLC at (888) 877-5360 (toll free) or the dealer managers for the Offer, BofA Securities at (888) 803-9655 (toll free) or Wells Fargo Securities, LLC at (800) 532-2916.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company.

NEWS RELEASE

About InvenTrust Properties Corp.

InvenTrust Properties Corp. (“we,” the “Company,” “our,” “us,” “IVT” or “InvenTrust”) is a premier Sun Belt, multi-tenant essential retail REIT that owns, leases, redevelops, acquires and manages grocery anchored neighborhood and community centers as well as high-quality power centers that often have a grocery component. A trusted, local operator bringing real estate expertise to its tenant relationships, IVT has built a strong reputation with market participants across its portfolio. IVT is also committed to leadership in environmental, social and governance (ESG) practices and has been a Global Real Estate Sustainability Benchmark (“GRESB”) member since 2018. As of September 30, 2021, the Company is an owner and manager of 63 retail properties, representing 10.6 million square feet of retail space. For more information, please visit www.inventrustproperties.com.

Forward-Looking Statements Disclaimer

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements, including statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future and are typically identified by words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “preliminary,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations. For further discussion of factors that could materially affect the outcome of our forward-looking statements and our future results and financial condition, see our filings with the SEC, including the Risk Factors included in our most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

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